Exhibit 99.3

Edge Resources Increases Production and
Licenses Wells for New Drilling Program

CALGARY, ALBERTA (March 7, 2011) - Edge Resources Inc. ("Edge" or the "Company") announces that, subsequent to the February 7, 2011 announcement, the Company has tied-in additional wells and brought additional production on stream, including 3rd party, revenue generating production. Additionally, the Company has licensed an additional 7 wells in anticipation of another phase of drilling.

Edge has brought additional wells into production and a 3rd party well into its shallow-gas infrastructure, bringing the total number of its own producing Edmonton Sands wells to 8. It is expected that additional wells will be brought on-line in another phase, after frac crews become available and are able to frac these additional wells.

The Company has also licensed the first 7 wells of another phase of drilling, which is expected to be initiated within the next 3 weeks, depending on weather and rig availability. In the Edmonton Sands area, the Company has drilled and/or produced from only one well per section and has, in most cases, the ability to drill up to a total of four wells per section on each of the 20 Edmonton Sands sections it currently owns.

Brad Nichol, President and CEO of Edge commented, "We hoped to tie-in additional wells sooner, but we are currently waiting on services to frac the wells first. However, once frac’d the additional wells can be brought on production almost immediately, as the pipelines have already been constructed. We are also excited about our next phase of drilling, which will commence as soon as drilling rigs are available. We expect to see available rigs and frac crews moving into our area before the end of March, subject to spring breakup conditions.

The 3rd party Edmonton Sands production that is being produced into the Company’s 100% owned and operated shallow-gas infrastructure is expected to generate additional cash-flow for the Company on an on-going basis. Additionally, the recently acquired oil production is generating more cash than originally expected, as the oil production is not hedged and is benefiting significantly from the recent increases in spot-market oil prices.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada. The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB
Canada T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.